[redacted]

02018863

3/15/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
~~8-51691~~

RECD S.E.C.
MAR - 1 2002
601

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder 8-51691

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Service Asset Management Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6907 Capital of Texas Highway, Suite 230
(No. and Street)

Austin	TX	78731
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTANT IN REGARD TO THIS REPORT

Roger J. Engemoen Jr. — (512) 794-9100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – if individual, state last, first, middle name)

2121 San Jacinto, 15th Floor	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 20 2002
P
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5-13-02

OATH OR AFFIRMATION

I, Roger J. Engemoen Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Service Asset Management Company, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chairman

Title

Notary Public

NORA CANTWELL NOTARY PUBLIC STATE OF TEXAS EXPIRES DECEMBER 18, 2005

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☐ (j) A Reconcilation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL INFORMATION

December 31, 2001

Service Asset Management Company

(Non-Confidential Pursuant to Rule 17a-5(e)(3))

6907 Capital of Texas Highway, Suite 230
Austin, Texas 78731

Roger J. Engemoen Jr.
Chairman
Service Asset Management Company
6907 Capital of Texas Highway, Suite 230
Austin, Texas 78731

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Service Asset Management Company

Audited Statement of Financial Condition and Schedules

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2002
WASH. D.C.
365

December 31, 2001

Contents

Report of Independent Auditors....1

Audited Statement of Financial Condition

Statement of Financial Condition....2
Notes to Statement of Financial Condition....3

Supplementary Information

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission....9

Supplementary Report

Report of Independent Auditors on Internal Control Structure....10

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors

Stockholders and Board of Directors
Service Asset Management Company

We have audited the accompanying statement of financial condition of Service Asset Management Company (the Company), a wholly owned subsidiary of SAMCO Holding, Inc., as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Service Asset Management Company at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Dallas, Texas
February 19, 2002

Service Asset Management Company

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 446,434
Securities owned, at fair value	40,740,165
Deposits with clearing broker-dealer	4,500,000
Furniture and equipment, less accumulated depreciation of $769,254	2,839,236
Due from Parent	1,281,426
Other assets	715,843
Total assets	$ 50,523,104
Liabilities and Stockholder's Equity	
Due to clearing broker-dealer	$ 38,670,552
Securities sold, not yet purchased	5,126,692
Accounts payable, accrued expenses, and other liabilities	155,617
Total liabilities	43,952,861
Stockholder's Equity	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	17,601,529
Accumulated deficit	(11,032,286)
Total stockholder's equity	6,570,243
Total liabilities and stockholder's equity	$ 50,760,459

See accompanying notes.

1. Organization and Nature of Business

Service Asset Management Company (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of SAMCO Holding, Inc. (the Parent).

During the year, the Company was engaged in multiple lines of business including proprietary equity trading, market making and as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment banking and advisory services. Effective January 2002, the Company discontinued its proprietary equity trading and market making.

2. Summary of Significant Accounting Policies

Securities Transactions

Proprietary security transactions are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are valued at market value. Securities traded on a national exchange (including NASDAQ) are valued at the last sales price. Securities for which over-the-counter market quotations are available are valued at the average of the last bid/asked price. Securities not readily marketable are valued at fair value as determined by the Board of Directors.

Interest

Interest is recorded on an accrual basis.

Revenue and Expense Recognition

All securities transactions, commission revenue and related execution, clearing, and commission expenses are recorded on a trade-date basis.

Financial Advisory Fees

Financial advisory fees are recorded as earned.

2. Summary of Significant Accounting Policies (continued)

Investment Banking Fees

Investment banking revenues include gains, losses, and fees net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Taxation

The Company utilizes FASB Statement No. 109 "Accounting for Income Taxes" to account for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related future tax benefit.

Furniture and Equipment

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to five years.

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Deposits with and Due to Clearing Broker-Dealer

Deposits with clearing broker-dealer represent cash balances required to be maintained to facilitate proprietary trading and are held at Penson Financial Services (Penson). Due to clearing broker-dealer represents margin balances related to proprietary unsettled positions and commissions income receivable from Penson.

All of the Company's securities are held at the Company's clearing broker-dealer, and are pledged as collateral for amounts due to the clearing broker-dealer and any obligations arising out of securities sold, not yet purchased.

4. Investments

At December 31, 2001, the Company owned investments in NASDAQ and other securities through proprietary trading. The NASDAQ shares were purchased pursuant to NASD requirements applicable to all NASD registered broker-dealers.

The NASDAQ shares are carried at cost, which approximates fair value. Other securities represent equities, municipals, Small Business Administration Loans (SBA's) and other fixed income securities held in the Company's proprietary trading account.

5. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties, including customers, with which it conducts business.

6. Transactions with Related Parties

The Company clears all its security transactions through Penson, which is related by common ownership to the Company's Parent. During the year ended December 31, 2001, the Company paid approximately $3,000,000 to Penson for interest charges and approximately $1,600,000 for clearing fees. Deposits with and due to clearing broker represents amounts deposited with and due to Penson, respectively.

Due from Parent of $1,281,426 at December 31, 2001 represents a receivable from the Parent for debt service and principal payments made by the Company on behalf of the Parent.

The Company pays its Parent a management fee that is negotiated between the directors of the Company and its Parent. Management fees in the amount of $353,000 are included in other expenses in the statement of income. At December 31, 2001, there was no accrual for management fees.

7. Income Taxes

The Company has taken a full valuation allowance against any deferred tax asset.

8. Profit Sharing Plan

The Company sponsors a defined contribution 401(k) profit sharing plan (the Plan) that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. During the year ended December 31, 2001, the Company contributed approximately $16,800 to the Plan.

9. Commitments and Contingencies

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Approximate future annual rentals for office space and equipment at December 31, 2001, are listed below:

2002	$ 1,570,629
2203	1,456,249
2004	1,403,090
2005	1,277,068
2006 and thereafter	6,848,941
Total	$ 12,555,977

Rent expense for 2001 approximated $1,046,000.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had a net capital deficit of $1,953,322, which was $2,203,322 below its required net capital of $250,000.

On January 28, 2002, the Company filed its quarterly FOCUS report and communicated with the NASD with regard to its net capital violation. The NASD, in its letter dated February 1, 2002, requested from the Company information supporting the Company's December 31, 2001 FOCUS report. The matter is still pending with the NASD.

Subsequent to year-end, the Company sold to Penson furniture, fixtures and equipment for approximately $1,871,000. The Company also reduced its net investments by approximately $20 million, which reduced the Company's haircuts as calculated on its net capital calculation (rule 15c3-1) by approximately $2 million.

At January 31, 2002, the Company had net capital of $1,190,113, which was $940,113 in excess of its required net capital of $250,000.

Supplemental Information

Service Asset Management Company

Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net Capital	
Total stockholder's equity	$ 6,570,243
Deductions and/or charges:	
Non-allowable assets	
Furniture and equipment	2,839,236
Private securities	559,521
Due from related parties	1,519,089
Other	546,754
Net capital before haircuts (tentative net capital)	1,105,643
Federal, state and municipal government obligations	1,472,866
Corporate obligations	246,776
Equities	778,915
Undue concentration	560,408
Net capital deficit	$(1,953,322)
Computation of Basic Net Capital Requirement	
Minimum net dollar net capital required (6-2/3% of total aggregate indebtedness)	$ 14,947
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 250,000
Net capital less than the required minimum	(2,203,322)
Excess net capital at 1000% (Net capital minus 10% of total aggregate indebtedness)	$ (1,975,743)
Ratio: Aggregate indebtedness to net capital	N/A

Notes to Schedule

There is no material differences between the phone competition of net capital and the corresponding computation submitted by the Company in Part II of the unaudited form X-17A-5 as of December 31, 2001.

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder of
Service Asset Management Company

In planning and performing our audit of the financial statements of Service Asset Management Company (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding client and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and thus recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's criteria. We noted the following matter involving the adequacy of the Compnay's practices and procedures in complying with the objectives in rule 17a-3(a)(11). As of December 31, 2001, the Company had a net capital deficiency of $1,953,322. Subsequent to year-end, the Company was notified of the net capital deficiency, and appropriately notified the NASD of the matter and sold assets to cure the deficiency.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Ernst + Young LLP

Dallas, Texas
February 19, 2002